UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
333-126654

NOTIFICATION OF LATE FILING	CUSIPNUMBER
09068B204

(Check one): ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11 -K  ☒ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR
☐ Form N-CSR
For Period Ended: June 30, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BIRCH BRANCH, INC.
Full Name of Registrant

Former Name if Applicable

c/o Henan Shuncheng Group Coal Coke Co., Ltd. Henan Shuncheng Group Coal Coke Co., Ltd. (New Building), Cai Cun Road Intersection
Address of Principal Executive Office (Street and Number)

Anyang County, Henan Province, China 455141
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Birch Branch, Inc (the “Registrant”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended June 30, 2011 (the “Quarterly Report”) by the August 15, 2011 filing date applicable to smaller reporting companies (the “Filing Date”) due to unforeseen technical issues experienced by the Registrant in uploading the Interactive Data Files required to be submitted with its Quarterly Report pursuant to Rule 405 of Regulation S-T. As a result of these technical issues, the Registrant was unable to file the Quarterly Report before the Filing Date. The Registrant is still in the process of resolving the technical issues. The Registrant anticipates that it will file the Quarterly Report, together with the required Interactive Data Files, no later than the fifth calendar day following the Filing Date.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Feng Wang	+86 372	323 7890
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒       No  ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
Yes ☐       No  ☒
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BIRCH BRANCH, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 16, 2011	By.	/s/ Feng Wang
Feng Wang
President, Chief Executive Officer and Director